EXHIBIT 99.1

Innate Pharma highlights abstracts selected for the ASH annual meeting 2024

Marseille, France, December 3, 2024, 7:00 A.M. CET

Innate Pharma SA (Euronext Paris: IPH; Nasdaq: IPHA) (“Innate” or the “Company”) today announced that abstracts related to lacutamab health-related quality of life and translational data from the TELLOMAK trial and SAR443579, Sanofi-partnered ANKET® asset, have been selected for the American Society of hematology (ASH) Annual Meeting.

“We are proud of the progress being made across our multiple programs, including our lead proprietary asset lacutamab and the multi-specific NK cell engagers from our ANKET® platform,” commented Dr. Sonia Quaratino, Chief Medical Officer of Innate Pharma. “We look forward to presenting data supporting the advancement of our programs at the upcoming ASH 2024 as we move closer to our goal of delivering new treatment options for patients with high unmet medical needs.”

Details of the presentations

•Lacutamab in Patients with Relapsed and/or Refractory Sézary Syndrome: Translational Analysis from the TELLOMAK Phase 2 Trial
Abstract Number: 1609
Presentation Type: Poster Presentation
Session: 622. Lymphomas: Translational - Non-Genetic: Poster I
Date and Time: Saturday, Dec. 7, 2024, 5:30 PM – 7:30 PM PT

•Health-Related Quality of Life in Patients with Relapsed/Refractory Cutaneous T-Cell Lymphoma Treated By Lacutamab: Patient-Reported Outcomes from the Phase 2 TELLOMAK Trial
Abstract: 466
Presentation Type: Oral Presentation
Session Name: 625. T Cell, NK Cell, or NK/T Cell Lymphomas: Clinical and Epidemiological: When Old Meets New in T Cell Lymphomas
Presentation Date and Time: Sunday, Dec. 8, 2024, 10:15 AM PT

•Phase 1/2, Open-Label, Multi-Center Study Assessing the Safety, Tolerability and Preliminary Efficacy of CD123 Natural Killer Cell Engager (NKCE), SAR443579, in Combination With Venetoclax and Azacitidine in Patients With Newly Diagnosed Acute Myeloid Leukemia (AML) Who Are Ineligible for Intensive Chemotherapy (Sanofi)
Abstract: 2883.3
Presentation Type: Poster Presentation
Session Name: 616. Acute Myeloid Leukemias: Investigational Drug and Cellular Therapies: Poster II
Date and Time: Sunday, Dec. 8, 2024, 6:00 PM – 8:00 PM PT

More information can be found on the ASH website.

About Lacutamab

Lacutamab is a first-in-class anti-KIR3DL2 humanized cytotoxicity-inducing antibody that is currently in clinical trials for treatment of cutaneous T-cell lymphoma (CTCL), an orphan disease, and peripheral T cell lymphoma (PTCL). Rare cutaneous lymphomas of T lymphocytes have a poor prognosis with few efficacious and safe therapeutic options at advanced stages.

KIR3DL2 is an inhibitory receptor of the KIR family, expressed by approximately 65% of patients across all CTCL subtypes and expressed by up 90% of patients with certain aggressive CTCL subtypes, in particular, Sézary syndrome. It is expressed by up to 50% of patients with mycosis fungoides and peripheral T-cell lymphoma (PTCL). It has a restricted expression on normal tissues.

Lacutamab is granted European Medicines Agency (EMA) PRIME designation and US Food and Drug Administration (FDA) granted Fast Track designation for the treatment of patients with relapsed or refractory Sézary syndrome who have received at least two prior systemic therapies. Lacutamab is granted orphan drug status in the European Union and in the United States for the treatment of CTCL.

About the Innate-Sanofi research collaboration and licensing agreements

Innate Pharma has a research collaboration and license agreement with Sanofi to apply Innate’s proprietary technology to the development of innovative multi-specific antibody formats engaging NK cells through the activating receptors NKp46 and CD16 to kill tumor cells.

Under the terms of the 2016 research collaboration and license agreement, Sanofi is responsible for the development, manufacturing and commercialization of products resulting from the research collaboration, which includes SAR443579/IPH6101 (Trifunctional anti-CD123 NKp46xCD16 NK cell engager) and SAR445514/IPH6401 (Trifunctional anti-BCMA NKp46xCD16 NK cell engager). As part of the 2016 agreement, Innate Pharma is eligible to up to €400m in development and commercial milestone payments as well as royalties on net sales.

About Innate Pharma:

Innate Pharma S.A. is a global, clinical-stage biotechnology company developing immunotherapies for cancer patients. Its innovative approach aims to harness the innate immune system through three therapeutic approaches: monoclonal antibodies, multi-specific NK Cell Engagers via its ANKET® (Antibody-based NK cell Engager Therapeutics) proprietary platform and Antibody Drug Conjugates (ADC).

Innate’s portfolio includes lead proprietary program lacutamab, developed in advanced form of cutaneous T cell lymphomas and peripheral T cell lymphomas, monalizumab developed with AstraZeneca in non-small cell lung cancer, several ANKET® drug candidates to address multiple tumor types as well as IPH4502 a differentiated ADC in development in solid tumors.

Innate Pharma is a trusted partner to biopharmaceutical companies such as Sanofi and AstraZeneca, as well as leading research institutions, to accelerate innovation, research and development for the benefit of patients.

Headquartered in Marseille, France with a US office in Rockville, MD, Innate Pharma is listed on Euronext Paris and Nasdaq in the US.

Learn more about Innate Pharma at www.innate-pharma.com

Information about Innate Pharma shares:
ISIN code : FR0010331421
Ticker code : Euronext: IPH Nasdaq: IPHA
LEI : 9695002Y8420ZB8HJE29

Disclaimer on forward-looking information and risk factors:

This press release contains certain forward-looking statements, including those within the meaning of applicable securities laws, including the Private Securities Litigation Reform Act of 1995. The use of certain words, including “anticipate,” “believe,” “can,” “could,” “estimate,” “expect,” “may,” “might,” “potential,” “expect” “should,” “will,” or the negative of these and similar expressions, is intended to identify forward-looking statements. Although the Company believes its expectations are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks and uncertainties include, among other things, the uncertainties inherent in research and development, including related to safety, progression of and results from its ongoing and planned clinical trials and preclinical studies, review and approvals by regulatory authorities of its product candidates, the Company’s reliance on third parties to manufacture its product candidates, the Company’s commercialization efforts and the Company’s continued ability to raise capital to fund its development. For an additional discussion of risks and uncertainties, which could cause the Company's actual results, financial condition, performance or achievements to differ from those contained in the forward-looking statements, please refer to the Risk Factors (“Facteurs de Risque") section of the Universal Registration Document filed with the French Financial Markets Authority (“AMF”), which is available on the AMF website http://www.amf-france.org or on Innate Pharma’s website, and public filings and reports filed with the U.S. Securities and Exchange Commission (“SEC”), including the Company’s Annual Report on Form 20-F for the year ended December 31, 2023, and subsequent filings and reports filed with the AMF or SEC, or otherwise made public by the Company. References to the Company’s website and the AMF website are included for information only and the content contained therein, or that can be accessed through them, are not incorporated by reference into, and do not constitute a part of, this press release.

In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by the Company or any other person that the Company will achieve its objectives and plans in any specified time frame or at all. The Company undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

This press release and the information contained herein do not constitute an offer to sell or a solicitation of an offer to buy or subscribe to shares in Innate Pharma in any country.

For additional information, please contact:

Investors
Innate Pharma
Henry Wheeler
Tel.: +33 (0)4 84 90 32 88
Henry.Wheeler@innate-pharma.fr

Media Relations
NewCap
Arthur Rouille
Tel. : +33 (0)1 44 71 00 15
innate@newcap.eu